UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ARROW ELECTRONICS, INC.
(Exact name of registrant as specified in its charter)

New York	1-4482	11-1806155
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

9201 East Dry Creek Road, Centennial, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Carine Jean-Claude
V.P. of Legal Affairs and Chief Compliance Officer
(303) 824-4000
(name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosures
Item 1.01 Conflict Minerals Disclosure and Report
Introduction
Arrow Electronics, Inc. (herein referred to as “Arrow,” the “Company”, “we,” “us,” or “our”) is filing this Specialized Disclosure Report on Form SD (the “Conflict Minerals Report” or “CMR”) for the year ended December 31, 2018, to comply with Rule 13p-1 under the Securities and Exchange Act of 1934 (the “Conflict Minerals Rule”). The Conflict Minerals Rule mandates certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of the product. Conflict minerals are defined as columbite-tantalite, cassiterite, wolframite, gold, and their derivatives which are limited to tin, tantalum, tungsten and gold (“Conflict Minerals”).
Company Overview
Arrow is a global provider of products, services and solutions to industrial and commercial users of electronic components and enterprise computing solutions. The information contained in this Conflict Minerals Report pertains to products that have been assembled or modified (“manufactured”) by Arrow or one of its subsidiaries or business units that are required to be consolidated.
Arrow does not directly purchase any Conflict Minerals from any source. Arrow does not knowingly procure any product containing Conflict Minerals from the “Covered Countries.”1 Arrow obtains all of the products it assembles and modifies from more than 1,256 suppliers.
Conflict Minerals Program Overview
Arrow utilized the internationally recognized framework “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” (“OECD Framework”) to develop its process to identify the country of origin and chain of custody of the Conflict Minerals.
Arrow utilizes a risk-based approach to identify the suppliers of the parts used in the Products that are likely to contain Conflict Minerals, and in accordance with the OECD Framework, conducted a good faith reasonable country of origin inquiry. Arrow used SiliconExpert Technologies, a sophisticated components database and service provider, to request that each supplier provide the country of origin and chain of custody of the Conflict Minerals contained in the parts they supplied to Arrow. Suppliers were requested to respond with a completed Responsible Minerals Initiative Conflict Minerals Reporting Template.
Arrow’s Conflict Minerals Policy can be found here: http://www.arrow.com/en/about-arrow/overview.

1 “Covered Countries” include the Democratic Republic of the Congo, Angola, Burundi, the Central African Republic, The Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania and Zambia.

Conflict Minerals Disclosure
The Company has prepared a Conflict Minerals Report filed as Exhibit 1.01 hereto, which is publicly available at http://www.arrow.com/en/about-arrow/overview.

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARROW ELECTRONICS, INC.
(Registrant)

By:	/s/ Carine Jean-Claude
Carine Jean-Claude
V.P. of Legal Affairs and Chief Compliance Officer
May 28, 2019